UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE
ACT OF 1934
For the month of October 2003
(Commission File No. 001-14487)
TELE NORTE LESTE PARTICIPACOES S.A.
(Exact name of registrant as specified in its charter)
Tele Norte Leste Holding Company
(Translation of registrant's name in English)
Rua Humberto de Campos, 425 - 8 andar
Rio de Janeiro, R.J.
Federative Republic of Brazil
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or
will file  annual reports under cover of Form 20-F or Form
40-F.)Form 20-F  X  Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes           No  X


SIGNATURES
Pursuant to the requirements of the Securities Exchange
Act of 1934,
the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

			TELE NORTE LESTE PARTICIPACOES S.A.
Date:	October 30, 2003
By
Name:	Marcos Grodetzky
Title: Director of Investor Relations




















TELEMAR WILL NOT ACQUIRE AN INTEREST IN BCP

Rio de Janeiro, October 30, 2003 - Telemar Norte Leste (TMAR), operational subsidiary of Tele Norte Leste Participacoes (NYSE: TNE), announced today that it has decided not to acquire an interest in BCP once America Movil (NYSE:AMX) completes its acquisition; both companies will work for the six months following the BCP acquisition to develop and execute commercial and operational agreements.


For more information, please contact:

TNE - INVESTOR RELATIONS	THE GLOBAL CONSULTING GROUP
Roberto Terziani (terziani@telemar.com.br) 55 21 3131 1208
Kevin Kirkeby(kkirkeby@hfgcg.com)
Carlos Lacerda (carlosl@telemar.com.br) 55 21 3131 1314
Mariana Crespo (mariana.crespo@hfgcg.com)
Fax: 55 21 3131 1155		Tel: 1 646 284 9400
		           Fax: 1 646 284 9494


Visit our Investor Relations Website:   www.telemar.com.br/ir